Exhibit (h)(14)

DBX ADVISORS LLC

875 Third Avenue

New York, New York 10022

December 20, 2019

Mr. Freddi Klassen, President and Chief Executive Officer

DBX ETF Trust

875 Third Avenue

New York, New York 10022

Re: DBX ETF Trust (the “Trust”) – Xtrackers FTSE Developed ex US Comprehensive Factor ETF (the “Fund”)

Dear Mr. Klassen:

This letter confirms the agreement of DBX Advisors LLC (the “Adviser”) with the Trust to limit the Fund’s current Operating Expenses by waiving fees and/or reimbursing expenses or otherwise making a payment to the Fund, on a monthly basis, in an amount such that the Fund’s Operating Expenses do not exceed 0.24%. The term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement between the Trust and the Adviser (the “Advisory Agreement”) and other expenses described in the Advisory Agreement, but does not include interest expense, taxes, brokerage expenses, distribution fees or expenses, litigation expenses and other extraordinary expenses.

The Trust and the Adviser agree that the foregoing fee waiver and reimbursement for the Fund are effective from December 20, 2019 through December 19, 2020. The waiver may only be terminated by the Fund’s Board of Trustees (and not by the Adviser) prior to such date.

Your signature below acknowledges acceptance of this letter agreement.

DBX ETF Trust	DBX Advisors LLC

By: /s/ Freddi Klassen	By: /s/ Luke Oliver
Name: Freddi Klassen	Name: Luke Oliver
Title: President and Chief Executive Officer	Title: Chief Executive Officer

By: /s/ Freddi Klassen
Name: Freddi Klassen
Title: Chief Operating Officer